SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 16, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

Announcement of LM Ericsson Telephone Company, dated July 16, 2010 regarding “Ericsson (SE) - Sony Ericsson reports second quarter 2010 results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: July 16, 2010

PRESS RELEASE	July 16, 2010

Sony Ericsson reports second quarter 2010 results

Q2 Highlights:

Income before taxes excl. restructuring charges increases to Euro 63 million

Positive cash flow generated from operating activities

ASP rises to Euro 160

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2010 is as follows:

	Q2 2009	Q1 2010	Q2 2010
Number of units shipped (million)	13.8	10.5	11.0
Sales (Euro m.)	1,684	1,405	1,757
Gross margin (%)	12%	31%	28%
Operating income (Euro m.)	-274	20	36
Operating margin (%)	-16%	1%	2%
Restructuring charges (Euro m.)	1	3	32
Operating income excl. restructuring charges (Euro m.)	-274	23	68
Operating margin excl. restructuring charges (%)	-16%	2%	4%
Income before taxes (IBT) (Euro m.)	-283	18	31
IBT excl. restructuring charges (Euro m.)	-283	21	63
Net income (Euro m.)	-213	21	12

Average selling price (Euro)	122	134	160

Bert Nordberg, President, Sony Ericsson commented, “Our second quarter results show that the company continued the momentum seen in the first quarter as a result of our focus on the value market and the success of new smartphones; Xperia™ X10 and Vivaz™, launched during the first quarter. These models, along with the Xperia™ X10 mini and Xperia™ X10 mini pro which started shipping at the end of the second quarter, have been well received by operators and we are now wel positioned for long term growth.”

Sales for the quarter were Euro 1,757 million, a 25% increase sequentially and a 4% increase year-on-year. Units shipped in the quarter were 11 million, a 5% increase sequentially and a 20% decrease year-on- year due to the reduction in size of the product portfolio. Average selling price (ASP) increased 19% sequentially and 31% year-on-year to Euro 160 during the quarter due to improved product and geographical mix, as well as positive currency effects.

Income before taxes for the quarter excluding restructuring charges was a profit of Euro 63 million, illustrating the positive impact of the cost reduction programme and favourable product mix.

The transformation programme, which started in mid-2008 is now in its final stages and on target to reduce annual operating expenses by Euro 880 million by the end of the year. Since the start of the program Sony Ericsson has reduced its global workforce by approximately 4,000 people to reach a total workforce of approximately 7,800 by June 30, 2010. The total restructuring charges taken to date for the programme are Euro 374 million.

As of June 30, 2010 Sony Ericsson retained a net cash position of Euro 609 million, an increase of Euro 46 million sequentially mainly due to operating results, tight financial management of working capital, as well as positive currency effects.

Market share in unit base for the quarter remained flat and is estimated to be around 4%.

Sony Ericsson maintains a forecast of slight growth in units in the global handset market in 2010.

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB. Vivaz™ and XPERIA™ are trademarks of Sony Ericsson Mobile Communications AB.

Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson. Any rights not expressly granted herein are reserved and subject to change without prior notice.

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows – isolated quarters

Additional information:

Net sales by market area by quarter

Sony Ericsson is a 50:50 joint venture by Sony and Ericsson established in October 2001, with global corporate functions located in London and operations in all major markets. Sony Ericsson vision is to become the industry leader in Communication Entertainment; where new styles of communicating through the internet and social media, become entertainment. Sony Ericsson offers exciting consumer experiences through phones, accessories, content and applications. For more information please visit, www.sonyericsson.com.

– ENDS –

CONTACTS:

Ericsson investor relations

Susanne Andersson (Stockholm) +46 10 719 4631

Andreas Hedemyr (Stockholm) +46 10 714 3748

Sony investor relations

Gen Tsuchikawa (Tokyo) +81 3 6748 2111

Yas Hasegawa (London) +44 20 7426 8696

Press / Media

Sony Ericsson global communications and PR

Aldo Liguori (London) +44 20 8762 5860

Merran Wrigley (London) +44 20 8762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. Sony Ericsson has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Apr-Jun			Jan-Jun
EUR million	2009	2010	Change	2009	2010	Change

Net sales	1,684	1,757	4%	3,419	3,162	-8%
Cost of sales	-1,483	-1,266	-15%	-3,074	-2,241	-27%

Gross profit	200	492	146%	346	921	167%
Gross margin %	11.9%	28.0%		10.1%	29.1%

Research and development expenses	-245	-218	-11%	-548	-434	-21%
Selling and administrative expenses	-235	-245	4%	-460	-452	-2%

Operating expenses	-480	-463	-4%	-1,008	-886	-12%

Other operating income, net	6	7	25%	19	21	14%

Operating income	-274	36	—	-644	57	—
Operating margin %	-16.3%	2.1%		-18.8%	1.8%

Financial income	6	2	-60%	15	9	-40%
Financial expenses	-15	-7	-51%	-25	-16	-35%

Income after financial items	-283	31	—	-653	50	—

Taxes	74	-16	—	158	-10	—
Minority interest	-4	-4	-2%	-10	-7	-32%

Net income	-213	12	—	-505	33	—

Number of units shipped (million)	13.8	11.0	-20%	28.3	21.5	-24%
ASP (EUR)	122	160	31%	121	147	22%

EUR Million	Apr-Jun			Jan-Jun
Restructuring charges	2009	2010		2009	2010
Cost of sales	-9	33		-2	31
Research and development expenses	9	1		11	3
Sales and administrative expenses	1	-2		4	1

Total	1	32		13	35

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2009				2010
EUR million	Q1	Q2	Q3	Q4	Q1	Q2

Net sales	1,736	1,684	1,619	1,750	1,405	1,757
Cost of sales	-1,591	-1,483	-1,367	-1,341	-975	-1,266

Gross profit	145	200	252	409	429	492
Gross margin %	8.4%	11.9%	15.5%	23.4%	30.6%	28.0%

Research and development expenses	-303	-245	-260	-299	-216	-218
Selling and administrative expenses	-225	-235	-205	-299	-207	-245

Operating expenses	-528	-480	-465	-599	-423	-463

Other operating income, net	13	6	21	8	14	7

Operating income	-369	-274	-193	-181	20	36
Operating margin %	-21.3%	-16.3%	-11.9%	-10.4%	1.4%	2.1%

Financial income	9	6	3	4	7	2
Financial expenses	-10	-15	-9	-12	-9	-7

Income after financial items	-370	-283	-199	-190	18	31

Taxes	84	74	42	36	6	-16
Minority interest	-6	-4	-6	-12	-3	-4

Net income	-293	-213	-164	-167	21	12

Number of units shipped (million)	14.5	13.8	14.1	14.6	10.5	11.0
ASP (EUR)	120	122	114	120	134	160

EUR Million	2009				2010
Restructuring charges	Q1	Q2	Q3	Q4	Q1	Q2
Cost of sales	7	-9	0	41	-2	33
Research and development expenses	2	9	1	72	2	1
Sales and administrative expenses	3	1	1	37	3	-2

Total	12	1	2	150	3	32

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Jun 30 2009	Dec 31 2009	Mar 31 2010	Jun 30 2010

ASSETS

Total fixed and financial assets	736	779	791	836

Current assets
Inventories	404	358	384	467
Accounts receivable	936	832	849	1,063
Other assets	379	415	369	412
Other short-term cash investments	456	489	537	477
Cash and bank	509	389	443	562

Total current assets	2,685	2,483	2,582	2,981

Total assets	3,421	3,262	3,373	3,817

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	694	381	438	510
Minority interest	66	47	54	66

Total equity	760	428	492	575

Borrowing, Non Current	0	0	100	101
Other long-term liabilities	30	32	37	40

Total long-term liabilities	30	32	137	141

Accounts payable	848	852	829	973
Borrowing, Current	0	258	316	329
Other current liabilities	1,782	1,692	1,599	1,798

Total current liabilities	2,630	2,802	2,744	3,101

Total shareholders’ equity and liabilities	3,421	3,262	3,373	3,817

Net cash*	965	620	563	609

*	Net cash is defined as cash and bank plus short-term cash investments less interest-bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun		Jan-Jun
EUR million	2009	2010	2009	2010

OPERATIONS
Net income	-213	12	-505	33
Adjustments to reconcile net income to cash	37	4	66	-40

	-176	16	-439	-6

Changes in operating net assets	60	13	382	-58

Cash flow from operating activities	-115	29	-57	-65

INVESTMENTS
Investing activities	-13	-15	-32	12

Cash flow from investing activities	-13	-15	-32	12

FINANCING
Financing activities	0	0	- 53	150

Cash flow from financing activities	0	0	-53	150

Net change in cash	-128	15	-142	97
Cash, beginning of period	1,116	980	1,125	878
Translation difference in Cash	-23	45	-18	64

Cash, end of period	965	1,039	965	1,039

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2009				2010
EUR million	Q1	Q2	Q3	Q4	Q1	Q2

OPERATIONS
Net income	-293	-213	-164	-167	21	12
Adjustments to reconcile net income to cash	29	37	20	48	-44	4

	-263	-176	-143	-119	-23	16

Changes in operating net assets	321	60	49	-97	-72	13

Cash flow from operating activities	58	-115	-94	-216	-94	29

INVESTMENTS
Investing activities	-19	-13	-42	-10	27	-15

Cash flow from investing activities	-19	-13	-42	-10	27	-15

FINANCING
Financing activities	- 53	0	159	100	150	0

Cash flow from financing activities	-53	0	159	100	150	0

Net change in cash	-14	-128	22	-126	83	15
Cash, beginning of period	1,125	1,116	965	996	878	980
Translation difference in Cash	5	-23	9	8	19	45

Cash, end of period	1,116	965	996	878	980	1,039

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million	2009				2010
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa *	977	927	875	966	711	876
Americas	200	195	232	222	201	223
Asia	559	562	512	562	493	659

Total	1,736	1,684	1,619	1,750	1,405	1,757

* of which Western Europe	721	678	636	678	525	668

	2009				2010
Sequential change (%)	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa *	-40%	-5%	-6%	10%	-26%	23%
Americas	-69%	-3%	19%	-4%	-10%	11%
Asia	-12%	1%	-9%	10%	-12%	34%

Total	-40%	-3%	-4%	8%	-20%	25%

* of which Western Europe	-35%	-6%	-6%	7%	-23%	27%

	2009				2010
Year over year change (%)	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa *	-35%	-33%	-39%	-41%	-27%	-5%
Americas	-59%	-74%	-67%	-65%	1%	14%
Asia	-23%	-19%	-25%	-12%	-12%	17%

Total	-36%	-40%	-42%	-40%	-19%	4%

* of which Western Europe	-26%	-25%	-33%	-39%	-27%	-2%

	2009				2010
Year to date	0903	0906	0909	0912	1003	1006
Europe, Middle East & Africa *	977	1,903	2,778	3,744	711	1,587
Americas	200	395	627	850	201	424
Asia	559	1,121	1,633	2,194	493	1,152

Total	1,736	3,419	5,038	6,788	1,405	3,162

* of which Western Europe	721	1,400	2,036	2,714	525	1,193

	2009				2010
YTD year over year change (%)	0903	0906	0909	0912	1003	1006
Europe, Middle East & Africa *	-35%	-34%	-35%	-37%	-27%	-17%
Americas	-59%	-68%	-67%	-67%	1%	7%
Asia	-23%	-21%	-22%	-20%	-12%	3%

Total	-36%	-38%	-40%	-40%	-19%	-8%

* of which Western Europe	-26%	-26%	-28%	-31%	-27%	-15%